================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

================================================================================

                              TAT Technologies Ltd.

6-K Items

1. Notice of and Proxy Statement for TAT Technologies Ltd.Annual General Meeting to be held December 21, 2004.

2.   TAT Technologies Ltd. Proxy Card.

                                                                          ITEM 1

                              TAT TECHNOLOGIES LTD.
                                   P.O. Box 80
                              Gedera 70750, Israel

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 21, 2004

         NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of TAT Technologies Ltd. will be held on Tuesday, December 21, 2004 at 2:00 p.m. Israel time, at our offices in Park Re'em Industrial Zone, Bnei Ayish, Israel, to consider and vote upon the following matters:

    (1)  The election of seven directors for terms expiring in 2005;

    (2) Ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to determine their remuneration;

    (3) Review and discussion of our Auditor's Report, Financial Statements, and the Directors' Report for the fiscal year ended December 31, 2003; and

    (4) The transaction of any other business that may properly come before the meeting or any adjournment thereof.

         The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

         You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

         The accompanying Proxy Statement contains further information with respect to these matters and the text of the resolutions proposed to be adopted at the Annual Meeting.

                                            By Order of the Board of Directors

                                            Avi Kahana,
                                            Secretary
Gedera, Israel
November 19, 2004


         PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE
UNITED STATES.

                                 PROXY STATEMENT

         This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of TAT Technologies Ltd., an Israeli corporation, to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on December 21, 2004 at 2:00 p.m., and any adjournments thereof. Shareholders will be asked to vote upon: (i) the election of seven directors for terms expiring at our 2005 Annual General Meeting of Shareholders; (ii) ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to determine their remuneration; (iii) review and discussion of our Auditor's Report, Financial Statements, and the Directors' Report for the fiscal year ended December 31, 2003; and (iv) the transaction of any other business that may properly come before the meeting.

         Our 2003 Annual Report, including our audited financial statements for the fiscal year ended December 31, 2003, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about November 19, 2004.

         Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

         As of November 15, 2004, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 6,042,671 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.9 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

         An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Meeting.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Beneficial   Ownership  of  Securities  by  of  Certain  Beneficial  Owners  and
Management

         The following table sets forth certain information as of November 15, 2004 regarding the beneficial ownership by: (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group.

                                            Number of Ordinary     Percent of
Name and Address                             Shares Owned(1)     Shares Owned(2)
----------------                             ---------------     ---------------

TAT Industries Ltd.......................      3,113,409            51.25%
Shlomo Ostersetzer(3)(4) ................        374,412             6.07%
Dov Zeelim(3)(5) ........................        300,000             4.86%
Israel Ofen..............................         98,000             1.62%
Meir Dvir................................          5,000                *
Yaakov Fish..............................          5,000                *
FIMI Opportunity Fund (6) ...............      1,357,143            20.74%
All officers and directors as a group
(16 persons) (7).........................        798,651            12.57%

_______________
*        Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 6,042,671 ordinary shares issued and outstanding as of November 15, 2004.

(3) Such number does not include shares beneficially held by TAT Industries Ltd. Mr. Shlomo Ostersetzer, our Chairman of the Board of Directors and Chief Executive Officer, is the chairman of the board of TAT Industries Ltd. and owns approximately 41.59% of the equity rights and the voting rights in TAT Industries Ltd. as of November 15, 2004. Mr. Dov Zeelim, our President and Vice Chairman of the Board of Directors, is the vice chairman of TAT Industries Ltd. and owns approximately 20.99% of the equity rights and the voting rights in TAT Industries Ltd. as of November 15, 2004.

(4) Includes 125,000 ordinary shares issuable upon the exercise of currently exercisable options issued to Mr. Shlomo Ostersetzer.

(5) Includes 125,000 ordinary shares issuable upon the exercise of currently exercisable options issued to Mr. Dov Zeelim.

(6) Includes 500,000 ordinary shares issuable upon the exercise of currently exercisable options issued to FIMI.

(7) Includes 310,000 ordinary shares issuable upon the exercise of currently exercisable options issued to officers.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our Board of Directors proposes the election of Shlomo Ostersetzer, Dov Zeelim, Dr. Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck, and Yechiel Gutman as directors, to hold office for one year until the 2005 Annual General Meeting and until their successors are elected and qualified.

         Each nominee is currently serving as a member of our Board of Directors. Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

         Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election of Shlomo Ostersetzer, Dov Zeelim, Dr. Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck and Yechiel Gutman as directors.

          Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships.

      Name                       Age           Position
      ----                       ---     ----------------------------------
      Shlomo Ostersetzer......    77     Chairman of the Board of Directors
      Dov Zeelim..............    64     Director
      Dr. Meir Dvir...........    74     Director
      Yaacov Fish.............    58     Director
      Ishay Davidi............    42     Director
      Gillon Beck ............    42     Director
      Yechiel Gutman..........    59     Director
      Michael Shevi...........    38     Outside Director
      Rami Daniel.............    68     Outside Director

         Shlomo Ostersetzer has served as the Chairman of our Board of Directors since April 1985. Mr. Ostersetzer has also served as our Chief Executive Officer since 1990. Mr. Ostersetzer is one of the founders of TAT Industries Ltd. and a controlling shareholder, and has served in various capacities with TAT Industries Ltd. since 1970, including President, Managing Director and Chairman of the Board of Directors. Mr. Ostersetzer holds a M.Sc. in Mechanical Engineering from ETH-Polytechnical Institute in Zurich, Switzerland.

         Dov Zeelim has served as our Vice Chairman of the Board of Directors since April 1985 and has served as our President and Chief Operating Officer since August 2000. In addition, Mr. Zeelim has served in various managerial capacities of TAT Industries Ltd. for over 21 years, including Managing Director, Executive Vice President and Vice Chairman. Mr. Zeelim is a licensed C.P.A. in Israel.

         Dr. Meir Dvir has served as our director since December 1994. Mr. Dvir has served as deputy General Manager of Business Research and Development and also as General Manager of the Israeli Aircraft Industries Ltd. He is also a director of Elta-Electronics Industries Ltd., Mr. Dvir holds a Ph.D. in Exact Science (mathematics and physics) from the Hebrew University in Jerusalem.

         Yaacov Fish has served as our director since January 1994. From 1992 to 1997, Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994. Mr. Fish served as general comptroller of Egged Ltd. from 1977 to 1990. Mr. Fish holds a B.Sc. in economics from Bar-llan University in Tel Aviv.

         Ishay Davidi was elected as one of three designees of FIMI Opportunity Fund. Mr. Davidi serves as the Chief Executive Officer and Senior Partner of FIMI Opportunity Fund, an Israeli investment fund, since 1996. Mr. Davidi also serves as the Chairman and Senior Partner of FITE (First Israel Turnaround Enterprise), another Israeli investment fund established by FIMI Group, and as a director of Tadiran Communications, Lipman Electronic Engineering, Ltd., Tedea Technological Development and Automation Ltd., TG Precision Products Ltd. and Medtechnica Ltd. Prior to the foundation of FIMI, from 1994 to 1996 Mr. Davidi served as Chief Executive Officer of Tikvah VC Fund, an Israeli VC fund and prior to that he served as Chief Executive Officer of two Israeli industrial companies. Mr. Davidi holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA in Finance from Bar Ilan University.

         Gillon Beck, was elected as one of three designees of FIMI Opportunity Fund. Mr. Beck serves as a partner in FIMI Opportunity Fund and a director of several of the fund's portfolio companies since 2003. Prior thereto, from 1999 Mr. Beck served as Chief Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck holds a B.Sc. in Industrial Engineering from the Israel Institute of Technology Technion and MBA in Finance from Bar Ilan University.

         Yechiel Gutman was elected as one of three designees of FIMI Opportunity Fund. Mr. Gutman serves as a public member of the Israeli Security Authority (ISA). He also serves as a director of many Israeli companies, including Israel Refinery Company, El-Al (the Israeli national airline), and Bank Otzar Hachayal ( a subsidiary of Bank Hpoalim). In the past Mr. Gutman served as an advisor to the Minster of Justice. Mr. Gutman holds LLB and MA degrees from The Hebrew University, Jerusalem. Mr. Gutman will serve as an independent director.

         Michael Shevi has served as our outside director since June 10, 2004. Mr. Shevi has served as Managing Director of Cham Foods since 1973. Currently,
Mr. Shevi is a director in Cham Foods (Israel)Ltd. Mr. Shevi is licensed as a Certified Public Accountant in Israel.

         Rami Daniel has served as our outside director since June 10, 2004. Mr. Daniel has served as V.P. of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a Certified Public Accountant in Israel and received his B.S.C. in Israel in 1997.

                        BOARD OF DIRECTORS AND COMMITTEES

Independent and Outside Directors

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

         Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

         Any committee of the Board of Directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

         Mr. Michael Shevi was elected as one of our outside directors at our Extraordinary Shareholder Meeting held on June 10, 2004, for a three-year term, and may then be reelected for an additional three-year term.

         Mr. Rami Daniel was elected as one of our outside directors at our Extraordinary Shareholder Meeting held on June 10, 2004, for a three-year term, and may the be reelected for an additional three-year term.

         Audit Committee

         Our Audit Committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

         Our Audit Committee consists of three board members who satisfy the "independence" requirements of the SEC, Nasdaq and Israeli Law for audit committee members. Our Audit Committee is currently composed of Meir Dvir, Yaacov Fish, Rami Daniel and Michael Shevi, each of whom satisfies these requirements. The Audit Committee meets at least once each quarter. Our board of directors has determined that Rami Daniel meets the definition of an audit committee financial expert, as defined under the SEC regulations.

         Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Designees for Directors

         As a result of share purchase agreement with FIMI Opportunity Fund, FIMI became our second largest shareholder, holding, as of the date of this Proxy Statement, approximately 14.18% of our ordinary shares. During the negotiations for the share purchase agreement, we undertook to bring before our Board of Directors three designees of FIMI Opportunity Fund for their approval by the board as nominees for director. On September 1, 2004, Messrs. Ishay Davidi, Gillon Beck and Yechiel Gutman were elected to the Board of Directors.

Executive Compensation

         The following table sets forth all compensation paid to all of our directors and executive officers as a group for the year ended December 31, 2003.

                                                   Salaries, fees, commissions and bonuses
                                                   ---------------------------------------
  All directors and executive officers as
  a group, consisting of 16 persons........                      $2,370,700

         During the year ended December 31, 2003, we paid each of our outside directors a per meeting attendance fee of NIS 1,270 ($282) plus an annual fee of NIS 24,574 ($5,460).

Stock Option Plans

         In June 1994, our Board of Directors adopted a share option plan (the "1994 Plan"), pursuant to which 125,000 Ordinary Shares have been reserved for issuance upon the exercise of options granted under the 1994 Plan. All options granted under the 1994 Plan are granted on the condition that the grantee remains employed by us for at least five years from the date of grant as an employee, officer or consultant and are granted on a pro rata basis during that period. In June 1994, the Board of Directors approved the grant of options under the 1994 Plan at an exercise price of $4.00 per share as follows: Israel Ofen:
37,500; Dov Zeelim: 50,000; and an aggregate of 37,500 to other directors, employees and service providers. In September 1994 our shareholders approved the 1994 Plan and the grant of the options. As of November 15, 2004, no options are outstanding pursuant to the 1994 Plan.

         In March 1995, our Board of Directors adopted a share option plan (the "1995 Plan"). The 1995 Plan was approved by our shareholders in August 1995. Pursuant to the 1995 Plan, 400,000 Ordinary Shares have been reserved for issuance upon the exercise of options granted under the 1995 Plan. In June 1995, our Board of Directors approved the grant of options under the 1995 Plan at an exercise price of $4.50 per share as follows: Shlomo Ostersetzer: 125,000; Dov Zeelim: 125,000; Israel Ofen:
65,000; and an aggregate of 85,000 to other employees and services providers. As of November 15, 2004, 267,500 options were outstanding pursuant to the 1995 Plan.

         In January 1999, our Board of Directors adopted a share option plan (the "1999 Plan") for which 500,000 Ordinary Shares have been reserved and granted at an exercise price of $1.625 per share as follows: Shlomo
Ostersetzer: 125,000; Dov Zeelim: 175,000; Israel Ofen: 102,500 and an aggregate of 97,500 to other employees and directors. As of November 15, 2004, 17,500 options wereoutstanding pursuant to the 1999 Plan.

         During the fiscal year ended December 31, 2003, no options were granted to any of our directors and executive officers, and 540,635 options were exercised by directors and executive officers.

                             APPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

         Our Annual General Meeting of Shareholders first appointed Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, as our auditors in 1986 and has reappointed the firm as our auditors since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer's knowledge of our operations, our Audit Committee and Board of Directors are convinced that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2004 and recommends that the shareholders ratify and approve the selection. The remuneration of Kost Forer Gabbay & Kasierer will be determined by our Board of Directors pursuant to the recommendation of our Audit Committee.

         The following resolution will be offered by the Board of Directors at the Meeting:

                  "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2004, and the authorization of the Board of Directors to determine their remuneration pursuant to the recommendation of our Audit Committee is ratified, confirmed and approved."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

         The following table sets forth, the fees paid to our independent public accountants in 2003.

                                                          Year Ended
                                                       December 31, 2003
                                                       -----------------
               Audit fees................                   $52,000
               Audit-related fees........                        --
               Tax fees..................                    35,000
               All other fees............                        --
                                                       -----------------
                   Total  ...............                   $87,000

Audit Committee Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

         A representative of Kost Forer Gabbay & Kasierer is expected to be present at the Annual Meeting and will have the opportunity to make a statement, and will be available to respond to appropriate questions from shareholders.

                 REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT,
                 FINANCIAL STATEMENTS AND THE DIRECTORS' REPORT

         At the Meeting, our Auditor's Report, Financial Statements and the Directors' Report for the year ended December 31, 2003 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

                                  OTHER MATTERS

         The Board of Directors does not know of any other business which is subject for action by the shareholders at the Annual Meeting. However, if any such matter should properly come before the Annual Meeting, the persons named in the enclosed proxy intend to vote such proxy in accordance with their judgment.

         THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2003 IS ENCLOSED HEREWITH. ADDITIONAL COPIES OF THE ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE MEETING UPON WRITTEN REQUEST TO: TAT TECHNOLOGIES LTD., P.O. BOX 80, GEDERA 70750, ISRAEL, ATTENTION: AVI KAHANA , SECRETARY.

                                            By Order of the Board of Directors

                                            Avi Kahana
                                            Secretary
Dated: November 19, 2004

                                                                          ITEM 2

                              TAT TECHNOLOGIES LTD.
            Annual General Meeting of Shareholders-December 21, 2004

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Israel Ofen and Avi Kahana, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.90 per share, of TAT Technologies Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, December 21, 2004 at 2:00 p.m. at the principal offices of the Company, Park Re'em Industrial Zone, Bnei Ayish, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):


                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                              TAT TECHNOLOGIES LTD.
                                December 21, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. The election of seven Directors for terms expiring in 2005.

[ ] FOR ALL NOMINEES

[ ]WITHHOLD AUTHORITY FOR ALL NOMINEES

[ ] FOR ALL EXCEPT
      (See instructions below)

NOMINEES:
( ) Shlomo Ostersetzer
( ) Dov Zeelim
( ) Dr. Meir Dvir
( ) Yaacov Fish
( ) Ishay Davidi
( ) Gillon Beck
( ) Yechiel Gutman

INSTRUCTION:       To withhold  authority to vote for any individual
------------       nominee(s),  mark "FOR ALL EXCEPT" and fill in the circle
                   next to each nominee you wish to withhold, as shown here: (X)

2.. Ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to determine their remuneration.

         [ ] FOR          [ ] AGAINST        [ ] ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AT THE LEFT AND (ii) PROPOSAL 2 SET FORTH ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: November 29, 2004